U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Shell Canada Limited
B.	This is [check one]:
☑ an original filing for the Filer.
☐ an amended filing for the Filer.
C.	Identify the filing in conjunction with which this Form is being filed:
	Name of registrant:	Shell Canada Limited

	Form type:	Schedule 14D-9F

	File Number (if known):	005-50218

	Filed by:	Shell Canada Limited

Date Filed (if filed
	concurrently, so indicate):	February 8, 2007
(concurrently with Schedule 14D-9F)

D.	The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:

Shell Canada Limited
400 4th Avenue S.W.
Calgary, Alberta, T2P 0J4
Canada
(403) 691-3111
Attention: David R. Brinley, Corporate Secretary

E.	The Filer designates and appoints Peter S. Wilson (the “Agent”), located at:

Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
United States of America

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a)	any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Schedule 14D-9F filed concurrently with this Form F-X or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, on this 8th day of February, 2007.

Filer: SHELL CANADA LIMITED	By:	/s/ Clive Mather

	Name:	Clive Mather
	Title:	President and Chief Executive Officer

This statement has been signed by the following person in the capacity indicated on February 8, 2007.

Peter S. Wilson As Agent for Service of Process of Shell Canada Limited

By:	/s/ Peter S. Wilson

Name:
Title: